SUB-ITEM 77(E)
                                LEGAL PROCEEDINGS


On April 9, 2004 Ironwood Capital,  Ltd. (the "Plaintiff")  filed a complaint in
U.S. District Court, District of Massachusetts Eastern Division against the Adviser, the Fund and Ironwood Partners, LLC (collectively, the "Defendants") alleging trademark infringement resulting from the use of the "Ironwood" mark. The Plaintiff seeks to refrain the Defendants from using the "Ironwood" mark and to pay damages to be determined. The Adviser has committed to absorbing any costs associated with legal fees and settlement that may result from this matter. As a result, it is not anticipated that this litigation will have any financial impact on the Fund or its shareholders.